Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum announces appointments to the Board of Directors

     CALGARY, March 18 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE
- CMZ) is pleased to announce the appointment of two new directors to the
Board of Directors of the company, Mr. David Fitzpatrick and Mr. Warren
Shimmerlik, who were appointed to the Board effective March 16, 2009 and
February 26, 2009, respectively. Messrs. Fitzpatrick and Shimmerlik will also be nominees for election as Directors at the upcoming Annual and Special
Meeting being held May 11, 2009.
     David Fitzpatrick brings a wealth of experience to Compton in the investment and petroleum sector along with a strong business track record. He is an independent businessman and prior to that, he was President, CEO, and a
Director of Shiningbank Energy Ltd. from 1996 to 2007 (acquired by PrimeWest
Energy). During his leadership, Shiningbank grew nine fold to 25,000 boe/d, providing a 28% per annum compound return to shareholders over the 11 year history of the company. During his career, Mr. Fitzpatrick held senior positions in several petroleum companies.
     Mr. Fitzpatrick attended Queen's University, where he obtained a Bachelor of Science in Geological Engineering, as well as completing the Queen's
Executive Program. In 2008, he attended the Chartered Director Program at
McMaster University to complement the experience he has gained acting on several public company boards. Mr. Fitzpatrick is a member of the Association of Petroleum Engineers, Geologists and Geophysicists of Alberta.
     Warren Shimmerlik is an independent businessman with extensive experience in the financial markets, working in equity financing, investment analysis and market activities. He currently acts as consultant to Centennial Energy
Partners, L.L.C., a major shareholder of the Company. Previously, he was a
Principal of COSCO Capital Management LLC, a private equity intermediary, where he was responsible for Canadian oil and gas financings. He spent nearly two decades as a highly regarded Wall Street investment analyst involved with the energy sector in senior positions with Merrill Lynch & Company, L. F.
Rothschild Unterberg Towbin and County NatWest Securities USA and was voted by money managers to Institutional Investor Magazine's "All American Research
Team" in domestic oils seven times. In addition, he ran his own company,
Shimmerlik Corporate Communications, Inc., focused on investor relations strategies for public energy companies.
     Mr. Shimmerlik graduated from Lehigh University with a BSBA in
Accounting, followed by a Masters of Finance from Columbia University Business
School. He is a member of a number of associations, including the CFA
Institute, the New York Society of Securities Analysts and the National
Association of Petroleum Investment Analysts.
     Compton also wishes to advise that Mr. Ernie Sapieha has resigned from the Board after supporting the company through the management transition period.
     In addition, Messrs. John Preston and John Thomson have decided not to stand for re-election at this year's Annual and Special Meeting in May.
     "On behalf of the Company and the Board, I would like to welcome Mr.
Fitzpatrick and Mr. Shimmerlik to Compton. Both of these gentlemen provide additional strength and depth to the Board of Directors," said Mel F. Belich,
Q.C., Chairman. "They bring a wealth of experience to the company which will be valuable to Compton's next phase of development, and we look forward to their participation. In addition, I would like to sincerely thank Messrs.
Sapieha, Preston and Thomson for their contribution and guidance during their time on the Board at Compton."

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: Tim Granger, President & CEO, Norm Knecht, VP,
Finance and CFO, Phone: (403) 237-9400, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 06:00e 18-MAR-09